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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 14D-9
                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                        WESTIN HOTELS LIMITED PARTNERSHIP
                            (Name of Subject Company)



                        WESTIN HOTELS LIMITED PARTNERSHIP
                     (Name(s) of Person(s) Filing Statement)

                     UNITS OF LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                 NOT APPLICABLE
                      (CUSIP Number of Class of Securities)



                         ALAN M. SCHNAID, VICE PRESIDENT
                               WESTIN REALTY CORP.
                  C/O STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
                        2231 E. CAMELBACK ROAD, SUITE 400
                             PHOENIX, AZ 85016-3435
                                 (800) 323-5888
                     (Name, address and telephone number of
                      person authorized to receive notices
                       and communications on behalf of the
                            persons filing statement)

                                 With a copy to:

                              JONATHAN YELLEN, ESQ.
                    VICE PRESIDENT, ASSOCIATE GENERAL COUNSEL
                    STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
                              777 WESTCHESTER AVE.
                             WHITE PLAINS, NY 10604
                                 (914) 640-8100



Item 1.           Security and Subject Company

         The name of the subject company is Westin Hotels Limited Partnership, a Delaware limited partnership (the "Partnership"). Westin Realty Corp., a Delaware corporation, is the general partner of the Partnership (the "General Partner"). The principal executive offices of the Partnership and the General Partner are located at 2231

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E. Camelback Road, Suite 400, Phoenix, AZ 85016-3435. The title of the class of equity securities to which this statement relates is the units of limited partnership interest of the Partnership (the "Units").

Item 2.           Tender Offer of the Bidder

         This statement relates to a tender offer by Kalmia Investors, LLC, a Delaware limited liability company ("Purchaser"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), dated February 1, 1999, to purchase up to 4,900 Units at a purchase price equal to $1,000 per Unit, without interest, less the amount of any distributions declared or made with respect to the Units after December 15, 1998, until March 2, 1999 or such other date to which the offer may be extended, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 1, 1999 and the related Letter of Transmittal (the "Offer to Purchase").

         Based on the information in the Schedule 14D-1, the business address of the person authorized to receive notices and communications on behalf of the Purchaser is Arlen Capital, LLC, Don Augustine, Manager, 1650 Hotel Circle North, Suite 200, San Diego, California 92108 (the "Depositary").

Item 3.           Identity and Background

         (a) The name and address of the Partnership, which is the person filing this Statement, is set forth in Item 1 above.

         (b) There is no material contract, agreement, arrangement or understanding or any material actual or potential conflict of interest between:
(i) the Partnership and the General Partner; (ii) the Partnership and the Purchaser; or (iii) the General Partner and the Purchaser. The General Partner is entitled to receive distributions of the Partnership's operating cash flow and net sale or refinancing proceeds, which amounts are subordinated to certain preferential returns due the limited partners of the Partnership (the "Limited Partners"), as outlined in the Partnership's Amended and Restated Limited Partnership Agreement, as amended to date (the "Agreement"). In addition, an affiliate of the General Partner is compensated for providing hotel management services to the Partnership and holds a subordinated note in the aggregate principal amount of $25,000,000, which accrues interest at an annual rate of prime plus 1% (9.5% at December 31, 1997) and is payable in full upon the earlier of a sale or refinancing of the Hotels or June 2, 2009. The Partnership paid this affiliate of the General Partner approximately $10,145,000 for the year ended December 31, 1997 and approximately $5,718,000 for the nine months ended September 30, 1998, for such services, pursuant to the terms of the Agreement. In addition, the Partnership had accrued approximately $22,281,000 for the year ended December 31, 1997 and approximately $24,627,000 for the nine months ended September 30, 1998, as incentive management fees pursuant to the terms of the Agreement, which fees are payable, upon the sale refinancing of the Hotels.

Item 4.           The Solicitation or Recommendation

         (a) Recommendation of the General Partner. The Partnership is not expressing an opinion and is remaining neutral towards the Offer to Purchase.

         (b) Background, Reasons for Recommendation. The General Partner has decided to remain neutral on the Offer to Purchase for the following reasons:
(1) the tender offer represents a per Unit purchase price equal to Purchaser's previous tender offer and higher than any other previous tender offers or price reported or otherwise known to the Partnership; and (2) since the General Partner is still in the preliminary stages of exploring the possible sale of one or more of the Hotels, it is unable to determine whether the tender offer price would be more or less than the per Unit cash proceeds a Unit holder would receive on any sale of the Hotels.

Item 5.           Persons Retained, Employed or to Be Compensated

         None.

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Item 6.           Recent Transactions and Intent with Respect to Securities

         (a)      None.

         (b)      Not applicable.

Item 7.           Certain Negotiations and Transactions of the Subject Company

         (a) The Partnership has not engaged in any negotiation in response to the Offer to Purchase which relates to or would result in: (i) an extraordinary transaction, such as a merger or reorganization, involving the Partnership; (ii) a purchase, sale or transfer of a material amount of assets by the Partnership;
(iii) a tender offer for or other acquisition of securities by or of the Partnership; (iv) any material change in the present capitalization or dividend policy of the Partnership.

                  As described in Item 4 of this Statement, the General Partner, on behalf of the Partnership, is exploring the possible sale of the Hotels. The preliminary stages will include property valuation, market assessment and broker selection. As of the date of this report, the General Partner has commissioned an independent third party to begin an appraisal of the Hotels. The General Partner, however, has not completed any such property valuation, market assessment or broker selection and has not received any bids for either of the Hotels.

         (b) There are no transactions, resolutions, agreements in principle or signed contracts in response to the Offer to Purchase that relate to or would result in one or more of the events referred to in Item 7(a).

Item 8.           Additional Information to Be Furnished

         None.

Item 9.           Materials to Be Filed as Exhibits

         (a)(1)   Letter to Limited Partners



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

A.       February 11, 1999

                                  WESTIN HOTELS LIMITED PARTNERSHIP

                                  By:      Westin Realty Corp.,
                                           its General Partner

                                           /s/  Alan M. Schnaid
                                           ---------------------
                                           By:  Alan M. Schnaid,
                                                Vice President



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